Exhibit 99.1

Recent Developments

Recent Industry Developments

In recent years, the solar market in China has grown rapidly to become one of the largest solar market in the world, primarily due to increasing demand for electricity and increasing government incentives. Due, in part, to China’s economic boom and urbanization, China’s electricity demands have also grown sharply. In July 2011, the Chinese government announced its national feed-in-tariff policy. Certain provinces, such as Jiangsu, Liaoning and Shandong, also adopted their own feed-in-tariff policies. As a result, the solar market in Ningxia, Jiangsu and Gansu Provinces have grown particularly quickly, with Jiangsu representing almost half of new installations of recent building-mount projects.

The following represent key developments in the market in China:

•	Anti-Dumping Settlement with the European Union — On July 27, 2013, EU and Chinese trade negotiators announced that an agreement had been reached pursuant to which Chinese manufacturers, including JinkoSolar, would limit their exports of solar panels to the EU and set prices above a minimum price, in exchange for the EU agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. The offer was approved by the European Commission on August 2, 2013. The Chamber of Commerce Import and Export of Machinery and Electronic Product (CCCME) of China will be responsible for allocating the quota between companies, and JinkoSolar has been allocated a portion of the quota. According to reports, solar panels imported after the annual quota is reached would be subject to anti-dumping duties. According to reports, this agreement also could be used to resolve the parallel anti-subsidy investigation, commenced by the EU on November 8, 2012, prior to the imposition of provisional anti-subsidy measures. Definitive measures in that case are due in December 2013.
•	New Targets for Solar Power Capacity — In response to the increased pace of market development, China’s State Council, in a statement dated July 4, 2013, announced that installed capacity for solar electricity is expected to reach more than 35 GW by 2015 at a growth rate of about 10 GW a year between now and then. This was the fourth revision in less than three years for the 2015 installed capacity target, which was originally set at 5 GW in 2010, but increased to 10 GW in May 2011, 15 GW in December 2011 and 21 GW in July 2012.
•	Solar Subsidy Payments Standardized — Although solar project development in China began to accelerate rapidly several years ago, there have been concerns about the timely payment of renewable subsidies to project developers since 2011. As a result, independent power producers experienced long accounts receivable periods. However, in March 2012, the National Development and Reform Commission, or the NDRC, the National Energy Commission and the Ministry of Finance, or the MOF, jointly issued a measure to standardize settlement of feed-in tariffs.

In addition, according to a notice issued in July 2013 by the MOF, beginning in August 2013, subsidy payments for distributed PV power generation stations (excluding distributed PV power generation projects) shall be allocated directly from the central MOF to the State Grid Corporation of China and the China Southern Power Grid Co., Ltd., rather than to the provincial financial department. As a result of such measures, the collection period for the tariffs is expected to be shortened from up to 26 months in 2011 to three to six months in 2013, substantially improving the working capital management for solar project developers.

•	Increased Funding for Subsidy Payments — The MOF has proposed to almost double the renewable surcharge for electricity end-users from RMB0.008 per kW to RMB0.015 per kW, effective September 25, 2013.
•	Distributed-Generation-Connected Projects Receive New Subsidies — On August 30, 2013, the Department of Price of the NDRC released subsidy details for projects. Transmission-grid-connected projects will receive a feed-in-tariff of RMB0.90 to RMB1.00 per kWh, whereas distribution-grid-connected projects will receive a premium of RMB0.42 per kWh in addition to the desulphurized coal benchmark price. Distribution-grid-connected projects are expected to represent the majority of China’s new PV installation in the next few years. Unlike the rest of the world, capital expenditures for distribution-grid-connected projects are higher than transmission-grid-connected projects, since labor costs for scaffolding and work on rooftops are low in China and rooftop space is currently free.

Recent Company Developments

Total revenues increased from RMB2,298.1 million for the six months ended June 30, 2012 to RMB2,928.3 million (US$477.1 million) for the same period in 2013, primarily due to an increase in shipments of solar modules from 380 MW to 742 MW, partially offset by a decrease in average selling prices of solar modules. The increase in solar module shipments was primarily due to a significant increase in shipments to China and other Asia-Pacific countries, which was mainly driven by our increased sales and marketing activity in such regions, partially offset by a decrease in shipments to Europe, which was mainly driven by reduced demand as government support for solar projects in Europe decreased in response to the European debt crisis. The decrease in average selling prices of solar modules was primarily due to the continued oversupply of solar modules and decreases in prices of polysilicon, the principal raw material for PV modules.

Gross margin increased from 4.8% for the six months ended June 30, 2012 to 15.7% for the same period in 2013, primarily due to our improvements in operating efficiency and continued cost reductions for polysilicon and auxiliary materials. Total operating expenses decreased from RMB499.1 million for the six months ended June 30, 2012 to RMB319.9 million (US$52.1 million) for the same period in 2013, primarily due to (i) a provision of RMB129.8 million in the first quarter of 2012 on inventory purchase prepayments under long-term polysilicon supply contracts as a result of adverse developments in a supplier’s operations and (ii) the reversal of provision for bad debts of RMB74.5 million (US$12.2 million) for the six months ended June 30, 2013 as a result of the subsequent cash collection of long-aged accounts receivable.

Our revenues were RMB1,238.0 million, RMB1,329.5 million, RMB1,167.2 million, RMB1,163.4 million and RMB1,764.9 million, for each quarter from the second quarter of 2012 to the second quarter of 2013, respectively, and our module shipments were 223.0 MW, 280.0 MW, 252.3 MW, 282.4 MW, and 460.0 MW for the same periods, respectively. We expect to ship 460 to 500 MW of solar modules for the third quarter of 2013 and 1.5 to 1.7 GW for the full year ending December 31, 2013.

Our Solar Projects

Beginning in 2011, we began to develop solar projects. As of the date of this prospectus supplement, our share of completed solar projects amounted to 105 MW, with annual power generation capacity approaching 158 million kWh. We are able to operate and maintain our solar projects at minimal costs. Unlike other power generation facilities, solar projects are less susceptible to risks associated with fuel prices.

Our solar projects generally begin with the signing of a non-binding investment agreement with the local government, which outlines the size and location of the project. While an investment agreement is not required for the construction of solar projects, we generally receive preferential treatment from the local governments as a result of signing such agreements. After signing the investment agreement, we will solicit the preliminary approval of the provincial NDRC. After receiving the preliminary approval, we will apply for the interconnection plan with the provincial grid company and prepare and submit applications to a number of local government authorities for approvals, such as environmental and land approvals. At the same time, we will conduct an operational and financial feasibility study. After receiving the local governmental permissions, we will apply for the construction permit, the final approval by the provincial NDRC, and, upon receipt, begin construction. Construction typically requires three to four months. After construction, we apply for the Electric Power Business Certificate with State Electricity Regulatory Commission. Finally, we sign the electricity sale agreement and interconnection agreement with the provincial grid company. It generally takes approximately seven to eight months from the signing of the investment agreement to obtaining the construction permit.

We currently have fully secured permits and begun construction for another 108 MW of projects which we expect to connect to grid in 2013. We also have another 700 MW of projects currently under evaluation in our project pipeline, 200 to 300 MW of which are in various stages of permitting and expected to connect to grid in 2014, and the balance in early stages.

The following map shows the status of the projects we expect to complete in 2013 as of the date of this prospectus supplement.

The following table shows the details of the projects we expect to complete in 2013 as of the date of this prospectus supplement.

Region	Project	Capacity (MW)	Actual or Estimated Connected Date	Approximate Cost (RMB per watt)	FIT (RMB)	JinkoSolar’s Ownership	Share of Capacity (MW)	Debt Financing Raised (RMB million)	Current Status
Qinghai	Delingha Ruiqida	30	Jan. 2013	12.9	1.05	88.7%	27	200	Completed
Gansu	Gansu Longchang PV	20	Feb. 2013	9.7	1	100%	20	—	Completed
Gansu	Gansu Jintai Electric I	100	July 2013	9.2	1	28%	28	—	Completed
Qinghai	Hainanzhou PV	10	Sept. 2013	9.3	1	100%	10	—	Completed
Xinjiang	Shaya Jingxin	20	Sept. 2013	9.8	1	100%	20	160	Completed
Xinjiang	Wusu Zhongjing PV	20	4th Quarter 2013	9.1	1	100%	20	—	Under Construction
Xinjiang	Alaer JinkoSolar	20	4th Quarter 2013	9.9	1	100%	20	—	Under Construction
Gansu	Gansu Jintai Electric II	100	4th Quarter 2013	9.2	1	28%	28	—	Under Construction
Xinjiang	Bohu Jingjia Sunshine	20	4th Quarter 2013	9.4	1	99.9%	20	—	Under Construction
Xinjiang	Shaya Jingxin II	20	4th Quarter 2013	9.8	1	100%	20	—	In Preparation
Total		360					213	360

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